Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Rayton Solar, Inc.
16112 Hart St.
Van Nuys, CA 91406
raytonsolar.com

Up to $472,645.00 in Common Stock at $0.33
Minimum Target Amount: $9,999.99

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Rayton Solar, Inc.
Address: 16112 Hart St. , Van Nuys, CA 91406
State of Incorporation: DE
Date Incorporated: October 17, 2013

Terms:

Equity

Offering Minimum: $9,999.99 | 30,303 shares of Common Stock
Offering Maximum: $472,645.00 | 1,432,258 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.33
Minimum Investment Amount (per investor): $500.94

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Forward Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S

ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>**Investment Incentives and Bonuses***</u>

<u>**Time-Based Perks:**</u>

Invest within the first 48 hours and receive 20% bonus shares.

Invest within the first week and receive 10% bonus shares.

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Rayton Solar, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.33 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $33. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

The Company and its Business

Company Overview

Rayton Solar, Inc. dba Rayton was incorporated in the State of Delaware on October 17, 2013. The Company's initial mission was the development of the most cost-efficient source of renewable energy through ion-implanted, ultra-thin, float zone silicon photovoltaic modules ("PV modules"). The Company has pivoted to use its same manufacturing processes to create lower-cost gallium arsenide ("GaAs") wafers for the semiconductor industry as a whole. GaAs wafers serve as the foundation for microchips that are used in automotive, aerospace, 5G, LED, and solar applications. The Company's management believes that this pivot gives the path of least resistance and strengthens its market positioning.

Rayton has completed the Research and Development stage where we identified the implantation conditions and the recipe needed to make our wafers. We have successfully created a prototype wafer in the laboratory. We are entering the Beta Phase of operations where we plan to use the commercial-grade, high volume equipment to produce samples and are currently in pre-production. We will then begin ramping up to the production of 25 wafers per hour to enter Phase One of production.

Principal Products and Services

Following the acquisition of additional semiconductor processing equipment, Rayton intends to use its technology to engineer GaAs wafers for use by chipmakers.

Technology

The Company's previous focus was on solar energy. Through the use of a particle accelerator co-developed with Phoenix Nuclear Labs LLC ("PNL"), Rayton is able to achieve close to zero waste and create cost-efficient PV modules. However, the Company realized that the developed technology could be put to additional use beyond just the development of PV modules. Applying the technology that Rayton has already developed, the Company believes it will be able to manufacture engineered GaAs wafers at a price significantly lower than existing manufacturers. The manufacturing process for Rayton's PV material and GaAs wafers is patented.

Engineering and Development to Date

The particle accelerator for producing engineered GaAs wafers is fully assembled with PNL. Additional payment and testing is required before they will release it. Rayton does not currently manufacture GaAs wafers. In order to do this we need to raise an additional $14M for equipment and operations to manufacture at scale. This includes a final $954K payment on the accelerator which is currently at the manufacturer, PNL. We have completed research and development and identified the specific conditions needed to create our engineered wafers. We have also planned out a beta operations phase which would involve making samples with the production quality accelerator. These samples would then be used to secure lettters of intent and sales agreements from potential customers. The capital needed for the beta operations phase does not require the $10M in equipment costs needed for phase 1 revenue.

The company previously intended to slice silicon wafers into thin 2-4 micron slices and attach to a less expensive handle wafer and then make solar cells out of this new "engineered wafer." The company does not intend to do this anymore, but rather conduct the same slicing and bonding process on GaAs instead of silicon and then sell this GaAs wafer to the semiconductor industry as a whole. A number of devices can be made on Rayton's GaAs wafer including solar, but Rayton does not intend to make the devices as this requires a significantly larger upfront equipment cost which Rayton does not intend to undertake. We have determined that the fastest route to revenue for our shareholders is to service the companies who make devices on GaAs wafers such as IQE, TSMC and other companies with MOCVD capabilities. The largest segment of the GaAs wafer market is currently for 3D-Facial recognition, and other applications such as 5G are rapidly growing.

Market

The Company plans to sell specific engineered GaAs wafer for $75 as opposed to the $100 current market price. The GaAs wafer market was $316.49M in 2019 and growing with a CAGR of 7.2%. The overall GaAs device market is expected to grow to $22 billion by 2026. Rayton would buy GaAs wafers in bulk from producers such as Freiberger, and Sumitomo. Rayton would then use its processes to lower the cost of the GaAs wafer. Rayton would then be able to sell its engineered GaAs wafers to foundries like VPEC and IQE who grow devices on the wafers. They then sell these devices to the chipmakers who turn them into products used in retail electronics. The Company has not yet established relationships with the identified bulk wafer manufacturers or foundries.

Currently, wafer growth foundries such as Freiberger and Sumitomo grow ingots of GaAs in crucibles. They then slice these ingots into 500-600 micron thick wafers. The slicing process wastes up to half of the raw material from the ingot, and the thickness is much greater than what is needed for an active region in semiconductor devices. These 500-600 micron thick wafers are then sold to MOCVD capable companies such as VPEC and IQE. These companies grow many more layers on the wafer creating devices for applications such as 3D-Facial Recognition. Those devices are then packaged into chips which then end up in electronic goods such as the iPhone 11 and Microsoft Surface tablets.

Rayton plays a roll in mitigating the costs associated with the 2 problems identified above. Rayton can buy the 500-600 micron thick wafers from ingot producers, and then conduct our process to put a 2 micron thick layer of GaAs on a much cheaper handle wafer; in our case sapphire. We would then sell these new "engineered wafers" to the MOCVD capable companies such as VPEC and IQE.

Competitors and Industry

There are a few companies who manufacture bulk GaAs wafers including but not limited to Freiberger, Sumitomo, and AXT. It is Rayton's understanding that these companies use conventional diamond wire saws to slice their wafers. This process experiences Kerf Loss where up to 50% of the raw ingot can be lost. Additionally, the wafer thickness can not be thinner than approximately 200 microns due to the mechanical stresses placed on the wafer from the diamond wire saw. Rayton believes we have an advantage over these companies since we replace the diamond wire saw with our particle beam ion implant technique. We believe that our advantage comes

from being able to slice 2 micron thick pieces of material with minimal raw material ingot loss, and that we will be able to reduce the overall cost of a GaAs wafer on the open market by up to 25%.

The price for wafers produced by our competitors is dropping. As the GaAs wafer market increases in size the price comes down due to economies of scale. There may come a time when the price of conventionally diamond wire cut GaAs wafers has reduced to a point where our ion implantation method is no longer advantageous. We are planning for future products when this event does occur by examining other wafers which have significantly higher price points than GaAs and slower rates of scaling economies. For example Rayton could conduct a similar ion implantation process on GaN, InP, or SiC wafers to reduce their price as compared to the market price. Rayton is also examining a value added product where the advantage does not come from the reduction in price, but rather an additional functionality due to the properties of the engineered wafer. While rolling out a GaAs product Rayton plans to examine the possible future products and fulfill the most optimal market demands as they are presented.

Rayton sits in between the bulk wafer growers and the epitaxial foundries. Currently we are aware of only one company in the semicoductor space that uses ion implantation technology to create engineered wafers. This company is Soitec and they use different machinery to create a silicon on insulator product. We are not aware that they are manufacturing and marketing a GaAs product as we have described in our business model. We believe that their existing machinery has a lower beam energy and lower beam current than what is needed to produce GaAs engineered wafers in bulk; thus, we believe Rayton is better positioned to address this market.

Current Stage and Roadmap

History of Rayton to date:
10/2013 - Rayton founded by Andrew Yakub

8/2014 - Rayton secures accelerator co-development agreement with Phoenix Nuclear Labs (PNL) to provide the key piece of state-of-the-art equipment

5/2015-4/2016 - Rayton raises $2.4MM in an accredited investor round; Rayton completes joint development agreement with PNL

1/2017-1/2018 - Rayton is qualified by the SEC to conduct a Reg A+ offering; Rayton raises $5.4MM to construct key equipment and complete R&D

10/2018 - Rayton spends $1.4MM on the ion implanter buildout, which is now constructed and pending final commissioning at PNL; Rayton secures its product recipe and trade secrets

8/2019 - 6/2020 - Rayton announces its “product of least resistance” and path to revenue; issues a Regulation CF offering to existing and new shareholders (reached maximum of ~$1MM)

Roadmap:

Over the next 12 months, we intend to undertake significant steps in furthering the business of the Company, subject to the availability of capital.

Beta Phase, Year 1: The Beta phase will bring us to a full proof-of-concept where we can continue marketing our product. For this phase, a factory acceptance test and site acceptance test will need to be completed, along with the final payment on the accelerator. Each round of testing can take between 6-8 weeks. The final payment amount due is $954,000. We have already paid about $1.4 million on the accelerator.

Phase One, Year 2: Phase One would first require the acquisition of additional semiconductor processing equipment to move into a high-volume manufacturing phase which will bring us into revenue. We will need about $14 million to get the company into a revenue phase that can generate approximately 120,000 wafers per year, which would represent approximately $9 million in annual gross revenue. We anticipate costs of goods sold in this scenario of approximately $2.5 million, and operating expenses of almost $2 million.

Phase Two, Year 3: By Phase Two, we would add on additional semiconductor processing equipment to increase the throughput of the full manufacturing line. We anticipate the additional equipment costing approximately $15 million. By adding this additional equipment, we would be able to increase to the maximum throughput attainable for one accelerator to 432,000 wafers per year. This represents approximately $32 million per year in gross revenue. The costs of goods sold in this scenario is approximately $9 million, and operating expenses would increase to $5.2 million. We believe that expenditures on the capital equipment could be reduced through lease or purchase of used equipment.

The Team

Officers and Directors

Name: Andrew Yakub

Andrew Yakub's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Chairman of the Board, Secretary, and Treasurer
  Dates of Service: October 27, 2013 - Present
  Responsibilities: Oversees day-to-day operations. Andrew currently receives salary compensation of $150,000 per year and does not receive equity compensation.

Other business experience in the past three years:

- **Employer:** ReGen America Inc.

Title: CEO
Dates of Service: September 07, 2009 - Present
Responsibilities: Oversee and collect on the holding operations. Mr. Yakub has ceased providing services to ReGen America, Inc. and currently devotes all of his time to Rayton Solar.

Name: Dr. James Rosenzweig

Dr. James Rosenzweig's current primary role is with University of California Los Angeles. Dr. James Rosenzweig currently services 2-3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: February 18, 2014 - Present
  Responsibilities: Oversee corporate strategy and technical development, maintain and oversee the C-Level management team. James currently does not take a salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** University of California Los Angeles
  Title: Professor of Physics
  Dates of Service: January 01, 1999 - Present
  Responsibilities: Professor of Physics

Other business experience in the past three years:

- **Employer:** University of California Los Angeles
  Title: Chair of UCLA's Physics and Astronomy Department
  Dates of Service: January 01, 1999 - January 01, 2015
  Responsibilities: Chair of UCLA's Physics and Astronomy Department

Other business experience in the past three years:

- **Employer:** Radiabeam Technologies
  Title: Owner, Chairman, Board of Advisors
  Dates of Service: January 01, 2003 - Present
  Responsibilities: Oversee Scientific R&D

Name: Mark Goorsky

Mark Goorsky 's current primary role is with University of California Los Angeles. Mark

Goorsky currently services 2-3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: February 18, 2014 - Present
  Responsibilities: Oversee corporate strategy and technical development, maintain and oversee the C-Level management team. Mark currently does not take a salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** University of California Los Angeles
  Title: Professor of Materials Science and Engineering
  Dates of Service: January 01, 1999 - Present
  Responsibilities: Professor of Materials Science and Engineering

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

The Company's auditor has issued a "going concern" opinion.
The Company's auditor has issued a "going concern" opinion on its financial statements, which means that the auditor is not sure if the company will be able to succeed as a business without additional financing. To date, the Company has not generated revenues from its principal operations and has sustained losses since inception. Because losses will continue until such time that the company can procure equipment and complete development of its manufacturing technology and because the company has no committed source of financing, the company relies on financing to support its operations. These factors, among others, raise substantial doubt about the ability of the company to continue as a going concern within one year after the date that the financial statements are issued. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations,

which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

If the Company cannot raise sufficient funds it will not succeed or will require significant additional capital infusions.

Rayton is offering Common Stock in the amount of $9,999 and up to $186,161.00 in this Offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to only raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in the "Use of Proceeds."

The Company has not yet generated any revenues.

Rayton has no revenues generated since its inception. There is no assurance that the Company will ever be profitable or generate sufficient revenues. If the Company cannot raise enough funds in this financing to acquire its manufacturing equipment it will need to license its current and future patents. Rayton is dependent upon the proceeds of this offering for working capital.

The Company is an early-stage company.

As an early stage company and a company developing a new technology, Rayton may encounter difficulties such as unanticipated problems relating to the development and testing of its product, initial and continuing regulatory compliance, vendor manufacturing costs, production and assembly of its product, and the competitive and regulatory environments in which the company intends to operate. It is uncertain, at this stage of its development, if the company will be able to effectively resolve any such problems, should they occur. If the Company cannot resolve an unanticipated problem, it may be forced to modify or abandon its business plan.

The Company will need to raise additional funds after this offering.

Our business plan anticipates the need to raise a total of $14,000,000 in order to fully execute our business plan and begin generating significant revenues. Your investment in this offering will help lead us to the beta phase in which we have full use of the particle accelerator and can begin marketing samples of our GaAs wafers. There is no guarantee that we will be able to raise the full $14,000,000 when required.

The Company is dependent on Phoenix Nuclear Labs, LLC for its particle accelerator.

The Company has engaged PNL to build its particle accelerator to manufacture its GaAs wafers. The particle accelerator is constructed, but still in the possession of PNL until the final payment is made.

A majority of the Company's Common Stock is owned by the Chief Executive Officer, whose interests may differ from those of the other stockholders

As of the date of this Offering Memorandum, Andrew Yakub owns approximately 52.2% of the shares of the Company's issued and outstanding Common Stock.

Therefore, Mr. Yakub will be able to control the management and affairs of the Company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, which may not be in the best interest of the Company's other stockholders.

The Company depends on key personnel.

Rayton's future success depends on the efforts of key personnel, especially its founder, Andrew Yakub. The loss of services of any key personnel may have an adverse effect on Rayton. There can be no assurance that Rayton will be successful in attracting and retaining the personnel it requires to develop and market its GaAs wafers

The Company will require intellectual property protection and may be subject to the intellectual property claims of others.

Although the Company has obtained a patent to protect the ion implantation using electronic grade silicon obtained by vertical zone melting, or "Float Zone silicon," the issuance of patents is up to the US Patent and Trademark Office ("USPTO"). There is no guarantee that the company will be granted one or more of the patents for which it has applied or will apply in the future. If one or more of such patents are issued and if a third party challenges the validity of the Rayton patents or makes a claim of infringement against the company, the federal courts would determine whether the company is entitled to patent protection. If Rayton fails to successfully enforce its proprietary technology or otherwise maintain the proprietary nature of its intellectual property used in the PV module production, its competitive position could suffer. Notwithstanding Rayton's efforts to protect its intellectual property, its competitors may independently develop similar or alternative technologies or products that are equal to or superior to Rayton Solar's solar photovoltaic manufacturing technology without infringing on any of the company's intellectual property rights or design around their proprietary technologies. There is no guarantee that the USPTO will issue one or more additional patents to Rayton or that any court will rule in Rayton's favor in the event of a dispute related to Rayton's intellectual property. In the absence of patent protection, it may be more difficult for Rayton to achieve commercial production of its products.

If the Company is unable to protect its intellectual property rights or if its intellectual property rights are inadequate for its technology and products, the competitive position could be harmed.

The Company's commercial success will depend in large part on its ability to obtain and maintain patent and other intellectual property protection in the U.S. and other countries with respect to its proprietary technology and products. The Company relies on trade secret, patent, copyright and trademark laws, and confidentiality and other agreements with employees and third parties, all of which offer only limited protection. The Company will seek to protect its proprietary position by filing and prosecuting patent applications in the United States and abroad related to its novel technologies and products that are important to its business and, to the extent permitted by local law, also record its copyrights and trademarks and take such additional reasonable steps as are available to otherwise protect its trade secrets and other intellectual property. The steps the Company has taken to protect its proprietary rights may not be adequate to preclude misappropriation of its proprietary information or infringement of its intellectual property rights, both inside and outside the United States. If the Company is unable to obtain and maintain patent protection for its technology and products, or if the scope of the patent protection obtained is not sufficient, the Company's competitors could develop and commercialize technology and products similar or superior to that of the Company, and the ability to successfully commercialize its technology and products may be adversely affected. It is also possible that the Company will fail to identify patentable aspects of inventions made in the course of development and commercialization activities until it is too late to obtain patent protection on them. Because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, issued patents may be challenged in the courts or patent offices in the U.S. and abroad. Such challenges may result in the loss of patent protection, the narrowing of claims in such patents or the invalidity or unenforceability of such patents, which could limit the ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection for technology and products. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing. Therefore, if the Company files one or more patent applications to protect its technology, the Company cannot be certain that it will be the first to make the technology claimed in the pending patent applications, or that it will be the first to file for patent protection of such technology. Protecting against the unauthorized use of patented technology, trademarks, and other intellectual property rights is expensive, difficult and may in some cases not be possible. In some cases, it may also be difficult or impossible to detect third-party infringement or misappropriation of our intellectual property rights, even in relation to issued patent claims or recorded copyrights or trademarks, and proving any such infringement may be even more costly and difficult.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and patent protection could be reduced or eliminated for non-compliance with these requirements.

The United States Patent and Trademark Office, or U.S. PTO, and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. Periodic maintenance fees on any issued patent are due to be paid to the U.S. PTO and various foreign national or international patent agencies in several stages over the lifetime of the patent. While an inadvertent lapse can, in many cases, be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance may result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on our international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If the Company applies for patents but fails to maintain the patent applications or any issued patents covering its products, the Company's competitors might be able to enter the market, which would have a material adverse effect on its business.

The Company will face significant market competition.
Rayton will initially be a small producer of engineered GaAs wafers in a market that has many large producers and will compete against companies with large marketing budgets and established distribution channels. Rayton's particle accelerator process potentially competes with a number of accelerator technologies in the United States and abroad. Further, Rayton could face competition from competitors of whom Rayton is not aware that have developed or are developing technologies that will offer alternatives to the particle accelerator. Competitors could develop a particle accelerator that renders Rayton's technology less competitive than Rayton believes it will become. Many existing potential competitors are well-established, have or may have longer-standing relationships with customers and potential business partners, have or may have greater name recognition, and have or may have access to significantly greater financial, technical and marketing resources. Although Rayton is unaware of any other company that has created a particle accelerator that achieves the same results, it is possible that another company is doing so in secret. At this time Rayton does not represent a significant competitive presence in the GaAs market.

There is no current public resale market for the securities in this Offering
There is no formal marketplace for the resale of securities sold under Regulation CF, and it is unlikely that such a marketplace will ever form.

The Company has previously sold and issued Convertible Notes with Most Favored Nations provisions.
The Company has previously sold and issued Convertible Notes with term which provide that, while the Notes are outstanding, the Company issues other indebtedness of the Company convertible into Equity Securities of the Company with material terms that are more favorable, from the perspective of the Investor, than the terms of the Notes, then the Investor will be provided with an opportunity to exchange the Notes for such other debt.

This offering involves "rolling closings," which may mean that earlier investor may not have the benefit of information that later investors have.
Once the Company meets its target amount for this offering, it may request that StartEngine instruct the escrow agent to disburse offering funds to the Company. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, the Company must file an amended to its Form C with the SEC, and investors whose subscriptions have not

yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be investors and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andrew Yakub	80,500,000	Common Stock	52.2

The Company's Securities

The Company has authorized Common Stock, Convertible Note, Convertible Note, Convertible Note, Convertible Note, Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,432,258 of Common Stock.

Common Stock

The amount of security authorized is 200,000,000 with a total of 154,171,420 outstanding.

Voting Rights

The holders of the Company's Common Stock are entitled to one vote per share.

Material Rights

In addition, the holders of our Common Stock will be entitled to receive pro rata dividends, if any, declared by our board of directors out of legally available funds. Upon liquidation, dissolution or winding-up, the holders of our Common Stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our Common Stock have no preemptive, subscription, redemption or conversion rights

The total amount outstanding includes 11,835,000 of shares to be issued pursant to stock options issued.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $166,000.00
Maturity Date: November 13, 2021
Interest Rate: 10.0%
Discount Rate: 25.0%
Valuation Cap: None
Conversion Trigger: $1,000,000.00 qualified financing round

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $185,000.00
Maturity Date: November 13, 2021
Interest Rate: 10.0%
Discount Rate: 25.0%
Valuation Cap: None
Conversion Trigger: $1,000,000.00 qualified financing round

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $70,000.00
Maturity Date: November 13, 2021
Interest Rate: 10.0%
Discount Rate: 25.0%
Valuation Cap: None
Conversion Trigger: $1,000,000.00 qualified financing round

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $70,000.00
Maturity Date: October 31, 2021
Interest Rate: 10.0%
Discount Rate: 25.0%
Valuation Cap: None
Conversion Trigger: $3,000,000.00 qualified financing round

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $55,000.00
Maturity Date: December 31, 2019
Interest Rate: 10.0%
Discount Rate: 30.0%
Valuation Cap: None
Conversion Trigger: $5,000,000.00 qualified financing round

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,059,900.00
Maturity Date: December 31, 2020
Interest Rate: 10.0%
Discount Rate: 30.0%
Valuation Cap: $50,000,000.00
Conversion Trigger: $5,000,000.00 qualified financing round

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $166,000.00
  Use of proceeds: Operating Expenses
  Date: November 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $185,000.00
  Use of proceeds: Operating Expenses
  Date: November 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $70,000.00
  Use of proceeds: Operating Expenses
  Date: November 01, 2018

Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $70,000.00
  Use of proceeds: Operating Expenses
  Date: October 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $1,059,900.00
  Use of proceeds: R&D, Operating Expenses, Legal and Accounting Fees
  Date: July 02, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $5,505,104.92
  Number of Securities Sold: 3,591,108
  Use of proceeds: R&D, Operating Expenses, and Equipment
  Date: January 19, 2018
  Offering exemption relied upon: Regulation A+

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $76,000.00
  Number of Securities Sold: 50,000
  Use of proceeds: Consulting Services.
  Date: December 31, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $30,000.00
  Number of Securities Sold: 19,736
  Use of proceeds: Settlement of a legal matter.
  Date: December 31, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $55,000.00
  Use of proceeds: Operating Expenses
  Date: March 11, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The Company has operated at a loss since inception, and these losses are likely to continue. Rayton's net loss for 2019 was $1,176,386 and the net loss for 2018 was $2,577,297. Until the Company achieves profitability, it will have to seek other sources of capital in order to continue operations. The Company has not yet generated any revenues.

Operating Expenses During 2019:

General and administrative expenses decreased to $980,823 from $1,570,699 for the year ended December 31, 2019 and 2018, respectively. General and administrative expenses decreased primarily as a result of lower legal expenses and lower stock-based compensation expense.

Sales and marketing expenses slightly increased to $75,136 from $59,514 for the year ended December 31, 2019 and 2018 respectively.

Research and development expenses decreased to $39,775 from $812,464 for the year ended December 31, 2019 and 2018 respectively. Research and development expenses decreased primarily as a result of lower payroll costs and lower engineering expenses.

During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. If the Company cannot raise sufficient funds it will not succeed or will require significant additional capital infusions.

Historical results and cash flows:

During the next 12 months, the Company intends to fund its operations through the issuance of convertible notes or sale of common stock through private placements and a Regulation Crowdfunding offering, as well as other means of financing as available. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition, and operating results.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2019, the Company had $38,906 cash on-hand and lines of credit with US Bank and Chase Bank for operational activity. The Company intends to raise additional funds through the issuance of convertibles notes and a Regulation Crowdfunding offering to finance its operations. In addition, the Company has relied on financial support from Andrew Yakub, CEO.

Future Capital Raising Activities

As of February 26, 2020, the Company has entered into an engagement with a registered broker-dealer to provide advisory services for future capital raising or other transactions beneficial to the Company and investors. The transactions the advisor may assist with include, but are not limited to: (1) a significant private placement of securities; (2) a sale of the Company; (3) an acquisition by the Company of a company or assets complimentary to the Company; (4) a sale of a portion of the Company or assets of the Company; (5) a recapitalization of the Company; or (6) a strategic alliance with another company. As compensation for these advisory services, the Company is obligated to pay an initial fee of $100,000 to the advisor, a transaction fee in cash and equity based on the type of transaction that will occur, and reimbursement of expenses.

Equipment Loan

During the year ended December 31, 2017, the Company entered into an equipment financing loan for $120,000 with a commercial institution. The note bears interest at 6% per annum, requires monthly payments of $2,350 starting in April 2018, and matures in March 2023. The loan is secured by the construction-in-progress asset which it was used to purchase. Interest expense related to this loan was approximately $7,000 for the years ended December 31, 2019 and 2018, respectively.

Convertible Debt – Related Parties

In November 2018, the Company entered into three convertible notes with related parties. The first note was with Ahmad Yakub, who is related to the Company's Chief Executive Officer, and has a principal balance of $166,000. The second note was with Andrew Yakub, the Company's Chief Executive Officer ("CEO"), and has a principal balance of $185,800. The third note was with ReGen America, Inc., a company that is co-owned by Andrew Yakub, and has a principal balance of $70,000.

2018 Convertible Debt – Third Parties

In October 2018, the Company entered into three additional convertible notes with an aggregate principal balance of $70,000.

2019 Convertible Notes

In 2019, the Company entered into various convertible note units with third parties totaling $55,000. Each unit is for $5,000 and a $1,000 common stock warrant.

Regulation Crowdfunding Convertible Notes

In 2019, the Company undertook a Regulation Crowdfunding campaign for convertible notes. Through December 31, 2019 the Company entered into various convertible notes with third parties totaling $303,429.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this round will primarily be used to complete the purchase of equipment which will go towards our beta pilot line production. This is critical to the company operations. While we have engaged a broker dealer to assist with alternative forms of funding we do not have any confirmed additional sources of capital.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, the funds in this offering are necessary for the viability of the company. The company is not yet to the point where it is able to generate revenues. We intend to use these funds for the procurement of equipment and running operations to bring the company into a bankable phase. Once in this bankable phase we believe the company will be able to raise the additional funding of approximately $14M which could bring us into a revenue and self sustaining phase. If the company is unable to raise the funds from this offering it will have to succeed in raising funds privately. Rayton has engaged a broker dealer, Del Morgan, to assist in these efforts.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum is $10,000 and we have $100,000 cash on hand. This will allow us to operate for approximately 6 months provided that we maintain the current burn rate and do not incur any large lump sum equipment costs.

How long will you be able to operate the company if you raise your maximum funding goal?

We plan to use the majority of this raise for purchasing equipment. The operational funding for the company will come from a subsequent offering either private or public.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have engaged a broker dealer, Del Morgan, to assist us with seeking alternative sources of capital from strategic institutional investors. While our efforts are ongoing there is nothing confirmed.

Indebtedness

- **Creditor:** Commercial Institution
  Amount Owed: $120,000.00
  Interest Rate: 6.0%
  Maturity Date: March 01, 2023
  During the year ended December 31, 2017, the Company entered into an equipment financing loan for $120,000 with a commercial institution. The note bears interest at 6% per annum, requires monthly payments of $2,350 starting in April 2018 and matures in March 2023. The loan is secured by the construction-in-progress asset which it was used to purchase. Interest expense related to this loan was approximately $7,000 for the years ended December 31, 2019, and 2018, respectively.

- **Creditor:** Ahmad Yakub
  Amount Owed: $200,892.00
  Interest Rate: 10.0%
  Maturity Date: November 01, 2021
  In November 2018, the Company entered into three convertible notes with related parties. One of these notes was with Ahmad Yakub, who is related to the Company's Chief Executive Officer and has a principal balance of $166,000. This note accrues interest at 10% per annum and matures in November 2021. The note is automatically convertible upon qualified financing round of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified financing or liquidity event. If there is no qualified financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair

market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $42,180 and $18,035 for the year ended December 31, 2019 and 2018, and accrued interest related to these notes was $60,125 and $18,035 as of December 31, 2019 and 2018 respectively.

- **Creditor:** Andrew Yakub
  Amount Owed: $224,541.00
  Interest Rate: 10.0%
  Maturity Date: November 01, 2021
  In November 2018, the Company entered into three convertible notes with related parties. One of these notes was with Andrew Yakub, who is the Company's Chief Executive Officer ("CEO") and has a principal balance of $185,000. This note accrues interest at 10% per annum and matures in November 2021. The note is automatically convertible upon qualified financing round of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified financing or liquidity event. If there is no qualified financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $42,180 and $18,035 for the year ended December 31, 2019 and 2018, and accrued interest related to these notes was $60,125 and $18,035 as of December 31, 2019 and 2018 respectively.

- **Creditor:** ReGen America, Inc.
  Amount Owed: $86,108.00
  Interest Rate: 10.0%
  Maturity Date: November 01, 2021
  In November 2018, the Company entered into three convertible notes with related parties. One of these notes was with ReGen America, Inc. a company that is co-owned by Andrew Yakub and has a principal balance of $70,000. This note accrues interest at 10% per annum and matures in November 2021. The note is automatically convertible upon qualified financing round of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified financing or liquidity event. If there is no qualified financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $42,180 and $18,035 for the year ended December 31, 2019 and 2018, and accrued interest related to these notes was $60,125 and $18,035 as of December 31, 2019 and 2018 respectively.

- **Creditor:** Third Parties
  Amount Owed: $83,333.00

Interest Rate: 10.0%
Maturity Date: October 11, 2021
In October 2018, the Company entered into three additional convertible notes with an aggregate principal balance of $70,000. These notes each accrue interest at 10% per annum and mature in October 2021. These notes are automatically convertible upon a qualified financing of at least $3,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified financing or liquidity event. If there is no qualified financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $7,000 and $1,433 for the year ended December 31, 2019 and 2019, and accrued interest related to these notes was $8,433 and $1,433 as of December 31, 2019 and 2018 respectively.

- **Creditor:** Third Parties
  Amount Owed: $63,627.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2019
  In 2019, the Company entered into various convertible note unites with third parties totaling $55,000. Each unit is for $5,000 and a $1,000 common stock warrant. These notes accrue interest at 10% per annum and mature on December 31, 2019. These notes are voluntarily convertible upon a qualified financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified financing. There are no conversion terms outside of a qualified offering as indicated in the notes. The warrants are not considered outstanding until there is a qualified financing as the number of warrants is indeterminable. Interest expenses and accrued interest related to these notes was $4,777 for the year ended December 31, 2019.

- **Creditor:** Regulation Crowdfunding Noteholders
  Amount Owed: $1,121,325.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2020
  In 2019, the company undertook a Regulation Crowdfunding campaign for convertible notes. Through December 31, 2019, the company entered into various convertible notes with third parties totaling $303,429. These notes accrue interest at 10% per annum and mature on December 31, 2020. These notes are voluntarily convertible upon a qualified financing round in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in qualified financing. There are no conversion terms outside of a qualified offering as indicated in the notes. Interest expense and accrued interest related to those notes was $7,700 for the year ended December 31, 2019. In connection with these notes, the Company pays fees to the intermediary totaling approximately

$33,500 which is recorded as a discount. The discount is amortized up through the life of the notes which totaled $5,092 for the year ended December 31, 2019. As of December 31, 2019, the remaining discount on the notes was approximately $28,500 which will be amortized in 2020. As of December 31, 2019, $27,185 remained in escrow awaiting release.

Related Party Transactions

- **Name of Entity:** Ahmad Yakub
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: In November 2018, the Company entered into three convertible notes with related parties. One of these notes was with Ahmad Yakub, who is related to the Company's Chief Executive Officer and has a principal balance of $166,000. This note accrues interest at 10% per annum and matures in November 2021.
  Material Terms: The note is automatically convertible upon qualified financing round of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified financing or liquidity event. If there is no qualified financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $42,180 and $18,035 for the year ended December 31, 2019 and 2018, and accrued interest related to these notes was $60,125 and $18,035 as of December 31, 2019 and 2018 respectively.

- **Name of Entity:** Andrew Yakub
  Relationship to Company: Director
  Nature / amount of interest in the transaction: In November 2018, the Company entered into three convertible notes with related parties. One of these notes was with Andrew Yakub, who is the Company's Chief Executive Officer ("CEO") and has a principal balance of $185,000. This note accrues interest at 10% per annum and matures in November 2021.
  Material Terms: The note is automatically convertible upon qualified financing round of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified financing or liquidity event. If there is no qualified financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $42,180 and $18,035 for the year ended December 31, 2019 and 2018, and accrued interest related to these notes was $60,125 and $18,035 as of December 31, 2019 and 2018 respectively.

- **Name of Entity:** ReGen America, Inc.

Names of 20% owners: Andrew Yakub

Relationship to Company: Director

Nature / amount of interest in the transaction: In November 2018, the Company entered into three convertible notes with related parties. One of these notes was with ReGen America, Inc. a company that is co-owned by Andrew Yakub and has a principal balance of $70,000. This note accrues interest at 10% per annum and matures in November 2021.

Material Terms: The note is automatically convertible upon qualified financing round of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified financing or liquidity event. If there is no qualified financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $42,180 and $18,035 for the year ended December 31, 2019 and 2018, and accrued interest related to these notes was $60,125 and $18,035 as of December 31, 2019 and 2018 respectively.

Valuation

Pre-Money Valuation: $50,876,568.60

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,605,900.00 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future. Investors should understand the potential for dilution, please also refer to the Dilution disclaimer included in this Offering Memorandum.

In determining our pre-money valuation, we looked at the closest available public market comparable in our industry, Soitec. We took their revenue from 2019, 2018, and 2017 and compared it to their market capitalization. Soitec's average ratio of market capitalization to gross revenue is 5.688 over these last 3 years. We took Rayton's anticipated Phase One revenue of $9M and multiplied it by the 5.688 multiple to attain a valuation of $51.192M. We have reduced our valuation to $50,876,568.60 or $0.33 per share for this offfering. While it will require approximately $14M for Rayton to achieve $9M per year in revenue, we believe that the majority of the $14M can be raised on debt against equipment. The Company set its valuation internally, without a formal-third party independent evaluation based on the belief and research of management.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.99 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Start Engine Premium Deferred Service Fee*
  50.0%
  Start Engine Premium Service Fee of $5,000 for SEC Filing, Compliance Review, Support, Campaign Page Design, etc.

- *Operations*
  46.5%
  Legal and accounting fees, executive management salary, and marketing the offering

If we raise the over allotment amount of $472,645.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Equipment*
  76.64%
  Final payments on 300KeV particle accelerator manufactured by Phoenix Nuclear Labs. This will allow the company to take possession of the equipment and begin Beta Operations to create sample materials.

- *Marketing*
  10.52%
  Digital marketing of the CF offering to prospective shareholders.

- *Operations*
  9.34%
  Executive Salaries, Legal, and Accounting costs

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at raytonsolar.com (www.raytonsolar.com/investors).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/rayton-solar

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Rayton Solar, Inc.

[See attached]

RAYTON SOLAR, INC.

FINANCIAL STATEMENTS

as of

DECEMBER 31, 2019 AND 2018

Rayton Solar, Inc.
Index to Financial Statements

	Pages
Independent Auditors' Reports	1
Balance Sheets	3
Statements of Operations	4
Statements of Stockholders' Deficit	5
Statements of Cash Flows	6
Notes to the Financial Statements	7

Independent Auditor's Report

April 27, 2020

To the shareholders and the board of directors of Rayton Solar, Inc.

Report on the Financial Statements

We have audited the accompanying balance sheet of Rayton Solar, Inc. (the "Company") as of December 31, 2019, the related statement of operations, stockholders' equity (deficit), and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements").

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's lack of liquidity and operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examination, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

B F Borgers CPA PC

Certified Public Accountants
Lakewood, CO

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Rayton Solar, Inc.

Report on the Financial Statements
We have audited the accompanying financial statements of Rayton Solar, Inc. (the "Company") which comprise the balance sheet as of December 31, 2018, and the related statements of operations, stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rayton Solar, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, certain conditions including sustained losses since inception raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ dbb*mckennon*
Newport Beach, CA
June 26, 2019

RAYTON SOLAR, INC.
BALANCE SHEETS

	December 31, 2019	December 31, 2018
Assets		
Current assets-		
Cash	$ 11,721	$ -
Escrow receivable	27,185	-
Other current assets	-	1,435
Total current assets	38,906	1,435
Property and equipment, net	1,470,317	1,486,908
Total assets	$ 1,509,223	$ 1,488,343
Liabilities and Stockholders' Deficit		
Current liabilities-		
Accounts payable	$ 190,076	$ 73,557
Accrued liabilities	195,042	152,541
Related party advances	19,500	-
Loan payable with bank - current	1,990	22,025
Convertible debt - current, net of discount	274,929	-
Total current liabilities	681,537	248,123
Long-term convertible debt - related parties	421,800	421,800
Long-term convertible debt	125,000	70,000
Loan payable with bank - net of current portion	76,052	84,910
Total liabilities	1,304,389	824,833
Commitments and contingencies (Note 3)	-	-
Stockholders' Deficit		
Common stock, par value $0.0001; 200,000,000 shares authorized; 142,336,420 and 142,336,420 issued and outstanding as of December 31, 2019 and 2018, respectively	14,235	14,235
Subscription receivable	-	(10,726)
Additional paid-in capital	12,457,976	11,750,992
Accumulated deficit	(12,267,377)	(11,090,991)
Total stockholders' deficit	204,834	663,510
Total liabilities and stockholders' deficit	$ 1,509,223	$ 1,488,343

See accompanying notes to the financial statements

4

RAYTON SOLAR, INC.
STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2019	For the Period Ended December 31, 2018
Revenues	$ -	$ -
Operating Expenses-		
General and administrative	980,923	1,570,699
Sales and marketing	75,136	59,514
Research and development	39,795	812,464
Loss on early termination of lease	-	95,621
Total operating expenses	1,095,854	2,538,298
Operating loss	(1,095,854)	(2,538,298)
Other (income) expense :		
Interest expense	79,732	38,199
Total other (income) expense	79,732	38,199
Income (loss) before provision for income taxes	(1,175,586)	(2,576,497)
Provision for income taxes	800	800
Net Loss	$ (1,176,386)	$ (2,577,297)
Weighted average net loss per share - basic and diluted	$ (0.01)	$ (0.02)
Weighted average shares outstanding - basic and diluted	142,336,420	142,268,345

See accompanying notes to the financial statements

5

RAYTON SOLAR, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Subscription Receivable	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2017	142,016,105	$ 14,203	$ (293,269)	$ 10,230,920	$ (8,513,694)	$ 1,438,160
Sale of common stock	250,579	25	282,543	380,856	-	663,424
Offering costs	-	-	-	(19,981)		(19,981)
Common stock issued for services	50,000	5	-	75,995		76,000
Common stock issued for settlement	19,736	2	-	29,998		30,000
Warrants issued for services	-	-	-	27,745		27,745
Stock option compensation	-	-	-	1,025,459	-	1,025,459
Net loss	-	-	-	-	(2,577,297)	(2,577,297)
Balance at December 31, 2018	142,336,420	$ 14,235	$ (10,726)	$ 11,750,992	$ (11,090,991)	$ 663,510
Proceeds from sale of common stock	-	-	10,726	(706)	-	10,020
Stock option compensation	-	-	-	707,690	-	707,690
Net loss	-	-	-	-	(1,176,386)	(1,176,386)
Balance at December 31, 2019	142,336,420	$ 14,235	$ -	$ 12,457,976	$ (12,267,377)	$ 204,834

See accompanying notes to the financial statements

RAYTON SOLAR, INC.
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,176,386)	$ (2,577,297)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	16,591	25,490
Stock-based compensation	706,984	1,025,459
Stock and warrants issued for services	-	103,745
Stock issued for settlement	-	30,000
Loss on early termination of lease	-	95,621
Changes in operating assets and liabilities:		
Inventory	(27,185)	-
Other current assets	1,435	15,408
Accounts payable	116,519	(52,669)
Accrued liabilities	42,501	104,701
Net cash used in operating activities	(319,541)	(1,229,542)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	-	(38,802)
Net cash provided by (used in) investing activities	-	(38,802)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from sale of common stock	10,726	663,424
Offering costs	-	(19,981)
Proceeds from convertible debt - related parites	-	421,800
Proceeds from convertible debt	329,929	70,000
Proceeds from related party advances	19,500	-
Repayment of loan payable with bank	(28,893)	(13,065)
Net cash provided by financing activities	331,262	1,122,178
Increase in cash and cash equivalents	11,721	(146,166)
Cash and cash equivalents, beginning of period	-	146,166
Cash and cash equivalents, end of period	$ 11,721	$ -
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 12,914	$ 18,731
Cash paid for income taxes	$ 800	$ 800

See accompanying notes to the financial statements

NOTE 1 –NATURE OF OPERATIONS

Rayton Solar, Inc., which does business as Rayton, was incorporated on October 17, 2013 ("Inception") in the State of Delaware. The Company's headquarters are located in Santa Monica, California. The Company's initial mission was to develop the most cost-efficient source of renewable energy through ion implanted, ultra-thin, float zone silicon photovoltaic modules. The Company has pivoted to use its same manufacturing processes to create lower cost gallium arsenide ("GaAs") wafers for the semiconductor industry as a whole. GaAs wafers serve as the foundation for microchips that are used in automotive, aerospace, 5G, LED, and solar applications. The financial statements of Rayton Solar, Inc. (which may be referred to as "Rayton," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company's activities have been, and will be, directed toward furthering the development of our technology and securing capital to purchase equipment that will allow us to put our technology into production. As a result of our stage of development, the Company has no revenue-producing assets. The Company operates in a rapidly changing technological market, and its activities are subject to significant risks and uncertainties, including failing to secure additional funding to further exploit the Company's current development.

Going Concern
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated revenues from principal operations and has sustained losses since Inception. At December 31, 2019, we had a working capital deficit of approximately $634,000. Because losses will continue until such time that the Company can procure equipment and complete development of manufacturing technology, we are reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the issuance of convertible notes through private placements and a Regulation Crowdfunding offering, as well as other means of financing as available. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition, and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to: changes in technology, consumer demand, and COVID-19 issues more

fully described below. These adverse conditions could affect the Company's financial condition and the results of its operations.

On January 30, 2019 the World Health Organization declared the COVID-19 coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be, it is reasonably possible that resources normally available may not be, and capital markets for which the Company relies to fund its business will be severely impacted.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, recoverability of property and equipment and long-lived assets, valuation of stock options, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and notes payable. Fair values for these items were assumed to approximate carrying values because they are short term in nature or they are payable on demand.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) years. Leasehold improvements are depreciated over shorter of the useful life or lease life. Construction-in-progress does not begin depreciating until it is placed into service. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2019 and 2018. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Deferred Rent
When a lease includes fixed escalations of the minimum lease payments, rental expense is recognized on a straight-line basis over the term of the lease. The difference between the straight-lined rental expense and amounts payable under the lease is included within deferred rent.

Equity Offering Costs
The Company accounts for offering costs in accordance with Accounting Standards Codification ("ASC") 340, "Other Assets and Deferred Costs". Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. Offering costs charged to stockholders' equity totaled $0 and $19,981 for the years ended December 31, 2019 and 2018, respectively.

Revenue Recognition
Effective January 1, 2018, the Company adopted ASC 606, "Revenue from Contracts with Customers". ASC 606 introduces a new framework for analyzing potential revenue transactions by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation. There was no effect from the adoption of ASC 606 as the Company has not generated any revenue to date.

Advertising
The Company expenses the cost of advertising as incurred. During the years ended December 31, 2019 and 2018, advertising expense was $0 and $6,403, respectively.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future manufacturing processes. Our research and development costs consist primarily of materials and outside services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718, Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock or equity award on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740, Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2019 and 2018, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Loss per Common Share
The Company presents basic loss per share ("EPS") and diluted EPS on the face of the statements of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the year ended December 31, 2019 and 2018, there were 11,835,000 and 12,835,000 options excluded

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors' accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

In June 2016, the FASB issued guidance that sets forth a current expected credit loss impairment model for financial assets, which replaces the current incurred loss model, and in 2018 and 2019 issued amendments and updates to the new standard. This model requires a financial asset (or group of financial assets), including trade receivables, measured at amortized cost to be presented at the net amount expected to be collected with an allowance for credit losses deducted from the amortized cost basis. The allowance for credit losses should reflect management's current estimate of credit losses that are expected to occur over the remaining life of a financial asset. This guidance is effective for annual periods beginning after December 15, 2019 and interim periods within those annual periods using a modified retrospective transition method. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

In December 2019, the FASB issued guidance that simplifies the accounting for income taxes by removing certain exceptions in existing guidance and improves consistency in application by clarifying and amending existing guidance. This guidance is effective for annual periods beginning after December 15, 2020, and interim periods within those annual periods, where the transition method varies depending upon the specific amendment. Early adoption is permitted, including adoption in any interim period. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period, and all amendments must be adopted in the same period. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	2019	2018
Furniture and fixtures	$ 82,950	$ 82,951
Construction-in-progress	1,431,000	1,431,000
Total property and equipment	1,513,950	1,513,951
Accumulated Depreciation	(43,633)	(27,043)
	$ 1,470,317	$ 1,486,908

Construction-in-progress is comprised primarily of payments made toward the development and purchase of a particle accelerator, which is intended to facilitate revenue-producing activities, from Phoenix Nuclear Labs, LLC ("PNL"). Additional payments totaling $954,000 are due in order to complete and take possession of the particle accelerator. If we are unable to make the additional required payments, we will not be able to take possession of the particle accelerator to begin revenue-producing activities as intended. In such event, we may identify another buyer for the particle accelerator to recoup our investment to date. In the event that we cannot identify another buyer, we may be required to forfeit the payments made to date. In either case, PNL will retain sole ownership of the intellectual property related to the developed particle accelerator. To date, PNL has not held the Company in default of the purchase agreement.

Depreciation expense for the years ended December 31, 2019 and 2018 was $16,590 and $25,490, respectively.

During the year ended December 31, 2018, the Company wrote-off its leasehold improvements, which had a net balance of $22,096, upon vacating its Santa Monica lease early. This write-off is included within loss on early termination of lease in the statement of operations.

NOTE 4 – DEBT

Equipment Loan
During the year ended December 31, 2017, the Company entered into an equipment financing loan for $120,000 with a commercial institution. The note bears interest at 6% per annum, requires monthly payments of $2,350 starting in April 2018, and matures in March 2023. The loan is secured by the construction-in-progress asset which it was used to purchase. Interest expense related to this loan was approximately $7,000 for the years ended December 31, 2019 and 2018, respectively.

Convertible Debt – Related Parties
In November 2018, the Company entered into three convertible notes with related parties. The first note was with Ahmad Yakub, who is related to the Company's Chief Executive Officer, and has a principal balance of $166,000. The second note was with Andrew Yakub, the Company's Chief Executive Officer ("CEO"), and has a principal balance of $185,800. The third note was with ReGen America, Inc., a company that is co-owned by Andrew Yakub, and has a principal balance of $70,000. These notes accrue interest at 10% per annum and mature in November 2021. The notes are automatically convertible upon a qualified financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified financing or liquidity event. If there is no qualified financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $42,180 and $18,035 for the year ended December 31, 2019 and 2018, and accrued interest related to these notes was $60,125 and $18,035 as of December 31, 2019 and 2018, respectively.

2018 Convertible Debt – Third Parties
In October 2018, the Company entered into three additional convertible notes with an aggregate principal balance of $70,000. These notes each accrue interest at 10% per annum and mature in October 2021. These notes are automatically convertible upon a qualified financing of at least $3,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified financing or liquidity event. If there is no qualified financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $7,000 and $1,433 for the year ended December 31, 2019 and 2018, and accrued interest related to these notes was $8,433 and $1,433 as of December 31, 2019 and 2018, respectively.

2019 Convertible Notes
In 2019, the Company entered into various convertible note units with third parties totaling $55,000. Each unit is for $5,000 and a $1,000 common stock warrant. These notes accrue interest at 10% per annum and mature on December 31, 2019. These notes are voluntarily convertible upon a qualified financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified financing. There are no conversion terms outside of a qualified offering as indicated in the notes. The warrants have a three-year term and only vest upon an qualified offering. Upon a qualified offering, the exercise price of the warrants will be the same value as the shares sold in the qualified financing. These warrants are not considered outstanding until there is a qualified financing as the number of warrants is indeterminable. Interest expense and accrued interest related to these notes was $4,777 for the year ended December 31, 2019.

Regulation Crowdfunding Convertible Notes
In 2019, the Company undertook a Regulation Crowdfunding campaign for convertible notes. Through December 31, 2019 the Company entered into various convertible note with third parties totaling $303,429. These notes accrue interest at 10% per annum and mature on December 31, 2020. These notes are voluntarily convertible upon a qualified financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified financing. There are no conversion terms outside of a qualified offering as indicated in the notes. Interest expense and accrued interest related to these notes was $7,770 for the year ended December 31, 2019. In connection with these notes, the Company pays fees to the intermediary totaling approximately $33,500 which is recorded as a discount. The discount is amortized up through the life of the notes which totaled $5,092 for the year ended December 31, 2019. As of December 31, 2019, remaining discount on the notes was approximately $28,500 which will be amortized in 2020. As of December 31, 2019, $27,185 remained in escrow awaiting release.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Leases
During the year ended December 31, 2017, the Company entered into a lease agreement for its facilities in Santa Monica, California. The lease had a term of three years and monthly lease payments ranging from $9,643 to $19,865. The Company recorded deferred rent based on straight-lining the rent over the lease term, as either an asset or liability depending on the various terms of the lease agreement.

During the year ended December 31, 2018, the Company vacated the lease for its Santa Monica facility. In conjunction, the Company wrote-off its leasehold improvements, forfeited its security deposit, and wrote-off its deferred rent balance. As a result, the Company recognized a loss of $95,621 in its statement of operations related to the early extinguishment of the lease. The Company may also be obligated to pay certain portions of the payments that would have been due under the remaining non-cancellable lease term; however, management does not expect any additional amounts to be due.

Research and Development Agreement
In March 2017, the Company amended its research and development agreement with PNL to set the final prototype price at $2,385,000 and the related payment schedule. In conjunction with the amended agreement, the Company committed to purchase at least six particle accelerators from PNL over the next three years.

The Company made the first three milestone payments, totaling $1,431,000, related to the initial particle accelerator during the year ended December 31, 2017. No milestone payments were made during the years ended December 31, 2019 and 2018. As the initial particle accelerator will be used in production after initial testing, these payments were capitalized as construction-in-progress within property and equipment.

Litigation
During the year ended December 31, 2017, the Company received a cease-and-desist letter from one of its vendors, which alleged a breach of contract. During the year ended December 31, 2018, the Company settled this matter for $40,000, of which $10,000 will be paid in cash and $30,000 was paid through the issuance of common stock. This settlement was included in general and administrative expenses in the statement of operations.

During the year ended December 31, 2019, the Company settled two outstanding payables for a total of approximately $58,000. Both agreements required installment payments over a period of time. The first settlement which totaled $30,000 was paid within the 2019 year. The second settlement which totaled approximately $28,000 was partially paid during 2019 with the remaining instalments totaling $14,266 still payable as of December 31, 2019. The remaining liability is contained within accrued liabilities in the accompanying balance sheets. Both settlements were included in general and administrative expenses in the statement of operations.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 200,000,000 shares of our common stock, each share having a par value of $0.0001.

During the year ended December 31, 2018, the Company sold 250,579 shares of common stock for gross proceeds of $380,881 through its Regulation A offering and received $282,453 in proceeds from amounts sold in 2017 which were subject to hold back. As of December 31, 2018, the Company had a remaining subscription receivable of $10,726 which was received in 2019. The Company recognized offering costs of $19,981, which reduced additional paid-in capital, in connection with the sale of these shares. As part of the offering, the Company was required to issue warrants to StartEngine Crowdfunding, Inc. See the Warrant section below for further details.

Additionally, during the year ended December 31, 2018, the Company issued 50,000 shares with a fair value of $76,000 for consulting services, which are included within general and administrative expenses. The Company also issued 19,736 shares with a fair value of $30,000 to settle a legal matter, which is included within general and administrative expenses. See Note 5 for additional details regarding this legal matter. These shares were valued based on the selling price of common stock in the Company's Regulation A offering.

Stock Options

In 2014, our Board of Directors adopted the 2014 Equity Incentive Plan (the "2014 Plan"). The 2014 Plan provides for the grant of equity awards to our directors, employees, and certain key consultants, including stock options to purchase shares of our common stock, stock appreciation rights, stock awards, and performance shares. Up to 15,000,000 shares of our common stock may be issued pursuant to awards granted under the 2014 Plan, subject to adjustment in the event of stock splits and other similar events. The 2014 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

During the years ended December 31, 2019 and 2018, the Company granted 0 and 125,000 options, respectively, to employees and non-employees. The 2018 options had a life of ten years, exercise prices of $1.52, vesting terms ranging from four years and a grant date fair value of $133,325. The Company will expense the value of the options over the vesting period. The Company valued the options using the Black-Scholes pricing model using the following range of inputs.

	2018
Expected life (years)	1.79-6.11
Risk-free interest rate	2.48-2.55 %
Expected volatility	80 %
Annual dividend yield	0

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the related options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2017	12,960,000	0.12	6.7

Granted	125,000	1.52	10.0
Exercised	—	—	—
Expired/Cancelled	(250,000)	0.13	5.1
Outstanding at December 31, 2018	12,835,000 $	0.14	5.8
Granted	—	—	—
Exercised	—	—	—
Expired/Cancelled	(1,000,000)		
Outstanding at December 31, 2019	11,835,000 $	0.12	4.2
Exercisable at December 31, 2018	11,997,500 $	0.13	5.6
Exercisable at December 31, 2019	11,811,563 $	0.12	5.5

As of December 31, 2019, unrecognized expense totaled approximately $319,000 which will be recognized in 2020.

During the years ended December 31, 2019 and 2018, stock-based compensation was $707,790 and $1,025,459, respectively, and was included in the statement of operations as follows:

	Year Ended December 31,	
	2019	2018
General and administrative	$ 707,790	$ 860,288
Research and development	$ -	$ 165,171

Warrants

Based on funds raised through our Regulation A offering during the years ended December 31, 2019 and 2018, the Company is required to issue 0 and 9,759 warrants, respectively, to purchase shares of our common stock to StartEngine Crowdfunding, Inc. The warrants have an exercise price of $1.52 and a term of ten years. The warrants allow for adjustments to the exercise price and number of shares based on future stock dividends, stock splits, and subsequent non-exempt equity sales. The Company accounts for these warrants in accordance with ASU 2017-11, which changes the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. Accordingly, the value of these warrants is contained within equity, both increasing and decreasing additional paid-in capital for a net zero effect. The Company valued the warrants issued during the year ended December 31, 2018 at approximately $12,170, using the Black-Scholes model, with similar inputs to those disclosed in the stock option section above, with the exception that the expected life was 10 years.

During the year ended December 31, 2018, the Company issued 50,000 warrants for consulting services. The warrants have an exercise price of $3.00 and a term of three years. The Company valued these warrants at $27,745, using the Black-Scholes model with similar inputs to those disclosed in the stock option section above, with the exception that the expected life was three years.

NOTE 7 – RELATED PARTY TRANSACTIONS

Refer to Note 4 for details of related party convertible notes.

During 2019, the Company's Chief Executive Officer advanced the Company $19,500. These advances are non-interest bearing and due on demand.

NOTE 8 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31:

	2018		2018	
Current tax provision				
Federal	$	-	$	-
State		800		800
Total	$	800	$	800
Deferred tax provision (benefit)				
Federal	$	(86,000)	$	(478,000)
State		(28,000)		(159,000)
Valuation allowance		114,000		637,000
Total		-		-
Total provision for income taxes	$	800	$	800

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the period ended December 31:

	2019	2018
Statutory US Federal tax rate	21.0%	21.0%
Permanent differences:		
State and local income taxes, net of Fede	7.0%	7.0%
Stock compensation	0.0%	-3.2%
Other	-0.3%	0.0%
Temporary differences	-3.3%	-10.1%
Change in effective tax rate	0.0%	-10.5%
Valuation allowance	-24.3%	-4.2%
Total	0.0%	0.0%

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	2019	2018
Current:		
Other	$ 30,000	$ 30,000
Net operating loss carryover	$ 2,082,000	$ 1,968,000
Stock-based compensation	$ 241,000	241,000
Valuation allowance	(2,353,000)	(2,239,000)
Net deferred tax asset	$ -	$ -

Based on federal tax returns filed, or to be filed, through December 31, 2019, we had available approximately $7,434,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire in 2033.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods after 2016. The Company currently is not under examination by any tax authority.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through April 27 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Rayton

Evolving the Semiconductor Industry





RAYTON

Website · Van Nuys, CA · MANUFACTURING

$384,389 raised

535 Investors	$50.9M Valuation
$0.33 Price per Share	$500.94 Min. Investment
Common Shares Offered	Equity Offering Type
$473K Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Rayton Solar, Inc. (dba Rayton) uses patented, particle accelerator-based technology to produce engineered wafers that can serve as the basis for next-generation electronics impacting industries such as automotive, aerospace, 5G, LED, and solar.

Overview | Team | Terms | Updates 8 | Comments | Follow

Reasons to Invest

- Manufacturing process can yield 100 times the material as conventional methods.
- Awarded two patents for our groundbreaking semiconductor wafers and the processes required to manufacture them.
- Backed by over 5,000 investors.

Rewards

Get rewarded for investing more int

$500+

Investment

StartEngine Owner's Bor

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra please see the Offering Summary section below.

Evolving the Semiconductor Industry



We have now found a revolutionary new way of impacting multiple markets with our technology.

Everything you are doing right now involves some kind of semiconductor. Rayton is pushing the limits of cost-effective production for these materials. We plan to use our technology to create lower-cost Gallium Arsenide wafers for the semiconductor industry as a whole, which can be used in automotive, aerospace, 5G, LED, and solar applications.

The material we create serves as the foundation for all of these high-tech devices. Rayton intends to lower the cost of gallium arsenide material and then sell the wafers to the people who make these electronic devices.

Rayton has completed the Research and Development stage where we identified the implantation conditions and the recipe needed to make our wafers. We have successfully created a prototype wafer in the laboratory. We are entering the Beta Phase of operations where we plan to use the commercial-grade, high volume equipment to produce samples and are currently in pre-production. We will then begin ramping up to the production of 25 wafers per hour to enter Phase One of production.

THE PROBLEM

Silicon semi conductors simply don't cut it anymore

Silicon has played an essential role in the semiconductor industry to-date. However, we are now entering an age where certain applications require more

expensive semiconductor material than silicon. In the high-frequency and high-power regimes, silicon is not suited to play a strong role.

Semiconductors such as gallium nitride, gallium arsenide, and silicon carbide (GaN, GaAs, and SiC) have better electronic properties than silicon and are currently used in the manufacturing of high-speed, high-power electronics. (1) However, the material costs for GaN, GaAs, and SiC are magnitudes higher than silicon.


High-speed
High-power
electronics
KLYSTRONS
VACUUM
TUBES
POWER (W)
1000
100
10
SiC
GaN / SiC
SiGe
SILICON
GaAs
InP
1
10
100
FREQUENCY
(GHz)

THE SOLUTION

A unique process to lower the cost of this revolutionary technology

Rayton has developed a unique technology that has the potential to reduce the price point for next-generation electronics by up to 25 percent. Because of this, Rayton can play a vital role in expediting the growth of 5G infrastructure, advanced automotive electronics, cellular technology, solar cells, and more. By lowering supply costs, Rayton achieves considerable market leverage, as we seek to supply all companies fabricating electronics on these advanced materials.





*This image is an example of a wafer that Rayton would use in its manufacturing process.

THE MARKET

The markets for products created on our wafers are diverse and increasing in demand

In the fast-growing 5G network, high-power coupled with high-frequency transistors are necessary in transmission towers and mobile handsets. GaN is particularly well suited for such applications. Further, the high-speed receivers in cellular phones will likely be built on GaAs wafers. (2)


Power Amplifier[7]
Wifi Module[8]
Proximity Sensor[6]
Dot Projector for Facial Recognition

The high-speed and high-bandwidth requirements for the 5G cellular network will require the superior properties of GaAs and GaN. These materials are also used for a wide array of cellular components. In addition, they're necessary for many other products such as proximity sensors, Wi-Fi modules, flood illuminators, and dot projectors for facial recognition (VCSEL).


RADAR[12]
Wireless 'Car-to-X' Communication
LIDAR/3D Imaging[11]



The wafers used for fabrication of all these components can seamlessly be replaced by our engineered wafers without any modification of downstream equipment. Thus, Rayton's end-product can be plugged into existing fabrication facilities, reducing material costs for those manufacturers.

There are additional high-potential growth markets that our engineered wafers will significantly impact. These include automotive, aerospace, LEDs, and solar. For instance, modern automotive technologies such as RADAR, LIDAR, 3D Imaging, blind-spot detection, and 5G-based 'vehicle-to-X' communication -- many of which are critical for autonomous vehicles --rely upon devices built on GaAs wafers. (4, 5, 6, 7)

(Sources: 2, 4, 5, 6, 7)

WHAT WE DO

How Rayton Changes the Semiconductor Equation



Particle Accelerator Technology

We intend to use a high-current, high-voltage proton particle accelerator from Phoenix Laboratories to slice GaAs wafers, reducing waste by up to 50%. Our accelerator costs less and operates with less energy compared to competing particle accelerator methods. Because of this, our particle accelerator is capable of making up to 100 times as many wafers with the same amount of semiconductor material as our competitors use to make just one wafer. We have achieved a proof of concept wafer in the laboratory setting on non-commercial-grade equipment.


NORMAL SILICON WAFER
200
MICRONS
THICK
RAYTON SOLAR GaAs WAFER
2
MICRONS
THICK

Manufacturing Efficiency

Diamond wire saws are currently the standard for cutting semiconductor materials for the electronics industry. This conventional method involves cutting the raw materials with a physical friction mechanic that wastes half the processed materials and cannot cut materials down to the two micron wafer thickness without significant yield loss or breakage.


ENGINEERED SUBSTRATES APPLICATIONS
RELESS
HANDSET
SOLAR
DEFENSE
LEDS
Benefits of Rayton's engineered wafers
MORE FLEXIBILITY
PATENTED
MORE ROBUST
LOW-COST
enabled by Rayton's ion implantation technologies
ERAGE GALLIUM ARSENIDE
PRICE PER WAFER
RAYTON GALLIUM ARSENI
PRICE PER WAFER


SOLAR APPLICATIONS

Cost-effective, highly efficient, and lightweight

Rayton intends to continue servicing the solar industry by providing a cost effective solution to high-efficient and light-weight solar cell manufacturing. The record for single junction solar cell efficiency is held by GaAs based solar cells at 28% while silicon solar cells average about 21% in production volumes. These high-efficient GaAs-based solar cells are made using Metal Organic Chemical Vapor Deposition (MOCVD) equipment. A GaAs wafer is placed in a reactive MOCVD chamber, and the solar cell is grown on top of this GaAs wafer. The initial GaAs wafer can be reused, but this step has proven to be a bottleneck in the process.



The image above is a rendering

Rayton believes that by bringing down the cost of this initial "building block" wafer, it will reduce the cost of the entire process and unlock these types of solar cells for commercial applications. Rayton plans to sell lower cost GaAs wafers to the companies who utilize MOCVD equipment for their products. There are applications of these high-efficient and light-weight solar cells which aid the world in transforming to a fully renewable source of energy.

WHERE RAYTON FITS IN

Engineering state of the art GaAs wafers

Where does Rayton fit into the manufacturing vertical? We would buy GaAs wafers in bulk from producers like Freiberger, and Sumitomo. We would then conduct our process to lower the cost of the GaAs wafer. We would then sell our engineered GaAs wafers to the foundries like VPEC and IQE who grow devices on the wafers. They then sell these devices to the chipmakers who turn them into products used in the retail electronics we are all familiar with.

BULK WAFERS	ENGINEERED SUBSTRATE WAFER	FOUNDRIES (Epi Growth via MOCVD)	CHIP MAKERS & FABLESS	END PRODUCT
Xinxiang Shenzhou Crystal Technologies Co.	GaAs Substrate market at a CAGR of nearly 11% to more than $650M by 2017	HITACHI	win SEMICONDUCTORS	SIEMENS
Freiberger Compound Materials GmbH	RAYTON	II-VI Incorporated (II-VI Epiworks Division)	OSRAM Opto Semiconductors	SAMSUNG
SUMITOMO ELECTRIC	soitec	IntelliEPI		HUAWEI intel
axt		VPEC	FINISAR	Qualcomm
		IQE	ROHM SEMICONDUCTOR	qorvo
				SKYWORKS

About Our Fabrication Process

First, protons are accelerated within our particle accelerator and implanted a few microns deep into a semiconductor wafer (e.g. GaAs, SiC, or GaN). Second, the implanted wafer is bonded to a less expensive, compatible carrier wafer. For example, sapphire is a good option as the carrier wafer for GaAs bonding. Third, with a thermal annealing process, a thin layer of the semiconductor material is exfoliated from its original wafer, while maintaining the bond with the carrier wafer. This process can be used to produce an engineered wafer that has a device layer of a few microns on a carrier wafer. For instance, two-micron thick layers of GaAs on sapphire can be produced. The advantage of this process is that the original wafer can be reused more than 100 times which produces over 100 engineered wafers for each source wafer.





4 RECYCLE PARENT WAFER

2 Micron GaAs
on handle wafer
(Sapphire)

Rayton's unique fabrication process makes use of a one-of-a-kind proton implanter jointly designed and built by Rayton and Phoenix Nuclear Labs.



Proprietary downstream octupole magnets
for thermal management and beam
uniformization (Exclusive Rayton IP)

300 keV, 100 mA
Proton Accelerator from
Phoenix Nuclear Labs

Customized Wafer
Chuck for Heat
Dissipation in vacuum

*This image is a 3D-CAD rendering

The high current of this proton implanter and a unique set of magnets to shape the proton beam allows for a potential throughput that is much higher than the current industry standard and can produce an estimated $30M USD in annual revenue per production line. We believe Rayton will be well situated in the supply chain for the aforementioned high-speed, high-power electronics industry.

Specifically, we will fill the role of providing engineered substrates to epitaxy foundries and fabrication companies that will further develop the electronic components necessary for the 5G network, advanced automotive, cellular components, and other applications.

OUR ROADMAP





(300KeV proton implanter at Rayton's manufacturer's facility in Madison, WI)

Current Stage

Rayton plans to use this fundraising round for the advancement of our beta phase production. During this phase, Rayton will produce engineered wafers in-house to sample out to epitaxy and wafer foundries for high-speed high-power electronic components.

Once sales agreements are finalized, Rayton will then move onto single-line production. Once in revenue, Rayton will invest in more equipment to increase the throughput of the single accelerator line to reach the maximum production capability of the full-line production phase.

A breakdown of estimated costs and revenue for these three phases can be found below:

Beta Phase

The Beta phase will bring us to a full proof-of-concept where we can begin marketing our product. We need to make the final payment on the accelerator once testing is complete. This is in the amount of $954K. We have already paid about $1.4M on the accelerator. The rest of the proceeds will go towards operating the company to create samples and prepare us to raise additional capital.

The estimated timeline of our Beta Phase is 12 months beginning in Year 1. In creating our projections, we relied on assumptions that the Company will be able to make the final payment on the accelerator which is required for our product and begin using it to build sample materials. We also assume that the company will be able to create sample materials with the funds available and we estimate operating costs during this phase to be approximately $60K per month.

Phase One

We will need to buy additional semiconductor processing equipment to move

into a high volume manufacturing phase which will bring us into revenue. We will need about $14M to get the company into a revenue phase that can generate approximately $9M per year or 120,000 wafers per year.

The estimated timeline of Phase 1 is 12 months beginning in Year 2. We estimate that we will be able to attain $9M in gross revenue per year provided that the company is able to attain approximately $10.12M in production equipment. We estimate that in this phase there will be $1.965M in operating expense and $2.52M in COGS. This assumes $100 per GaAs wafer with 100 uses per wafer and $20 per wafer for the handle substrates. We assume 2 shifts per day at 8 hours per shift with 300 days of operation in the year. We assume that our wholesale price per wafer would be $75.

Phase Two

We need to add on the additional semiconductor processing equipment in order to increase the throughput of the full manufacturing line. By adding this additional equipment, we can increase to the maximum throughput attainable for one accelerator of 432,000 wafers per year. This will generate an estimated $32M per year in revenue. Expenditures on the capital equipment could be reduced through the lease or purchase of used equipment.

The estimated timeline of Phase 2 is 12 months beginning in Year 3. We estimate that we will be able to attain $32M in gross revenue per year provided that the company is able to attain approximately $15.5M in additional production equipment. We estimate that in this phase there will be $5.197M in operating expense and $9.072M in COGS. This assumes $100 per GaAs wafer with 100 uses per wafer and $20 per wafer for the handle substrates. We assume 2 shifts per day at 8 hours per shift with 300 days of operation in the year. We assume that our wholesale price per wafer would be $75

The above information includes forward looking statements regarding the Company's business. Please refer to our Risk Factors in our Form C and our Forward Looking Information legend at the bottom of this Campaign Page for further details. There is no guarantee the Company will ever meet these projections and the information above includes estimates based on current data, actual results not guaranteed.



Company Timeline
RAYTON
Rayton has had a history of success fund raising and completing R&D, and has made major progress in product development and in perfecting its manufacturing process
Product Development
Prototype Funds
Third Investment Tranche


development agreement with
Phoenix Nuclear Labs (PNL) to
provide the key piece of state-of-the-art equipment
conduct a Reg A+ offering;
Rayton raises $5.4MM to
construct key equipment and
complete R&D
resistance" and path to revenue; issues a
Regulation CF offering to existing and new
shareholders (reached maximum of
~$1MM)
10/2013
8/2014
5/2015-4/2016
1/2017-1/2018
10/2018
08/2019 – June 2020
Company Founded
Rayton founded in 10/2013 by Andrew Yakub
INNOVATION
& FUNDING SUCCESS
Rayton raises $2.4MM in an accredited investor round; Rayton completes joint development agreement with PNL
Buildout of
Key Equipment
Rayton spends $1.4MM on the ion implanter buildout, which is now constructed and pending final commissioning at PNL;
Rayton secures its product recipe and trade secrets

WHY INVEST

Lets make history together

Your investment will help Rayton to develop a full proof-of-concept, which will, in turn, allow us to begin marketing our product. Looking forward; by diversifying the applications of our products, we will be able to strengthen ourselves for market entry.

Solar will continue to be a product at our roots, and we will continue to service the high-efficiency solar cell industry. We believe that initially bringing down the cost of GaAs wafers will have a ripple effect in bringing down the overall cost of GaAs-based solar cells.


RAYTON

The markets for our product are diverse and increasing in demand. The GaAs wafer market was $316.49M in 2019 and growing with a 7.2% compound annual growth rate (8). The overall GaAs device market is expected to grow to $22 billion by 2026 (9). We would like to enter this market with a "product zero" engineered GaAs wafer that we believe can be sold to the market at a twenty-five percent (25%) discount to competitive prices.

Our technology is positioned to have a major impact in many industries. We are getting closer every single day. We have the machine, we have the patents, and we have the process flow. We are making history as one of the first democratically-funded technology companies.

Join the 5,000 other shareholders who invested in Rayton and become part of this groundbreaking next-generation technology.

Source 8: 99Strategy report "*Gallium Arsenide (GaAs) Wafer Market Research: Global Status & Forecast by Geography, Type & Application (2016-2026)*"

In the Press

INQUISITR   **Inc.**   WISCONSIN **STATE JOURNAL**   **BGR**   **COMPUTERWORLD**   F⅋ST C⍥MPANY

GREEN FUTURE   **pv magazine**   equities

(SHOW MORE)

Meet Our Team



Andrew Yakub
CEO & Founder

Andrew Yakub is the founder of the Company and has served as its Chief Executive Officer and Chairman of the Board of Directors since October 2013. Prior to Rayton, in September 2009 Andrew founded and has since acted as the Chief Executive Officer of ReGen America, Inc. a producer of commercial and residential



Mingguo Liu
Technology Advisor

Dr. Liu has over 10 years of R&D experience in the solar industry. Prior to Rayton, he was the Director of Product Engineering at Arzon Solar (a concentrator photovoltaic technology company) where he led the team to break the world record of solar module efficiency two times. He also has extensive experience in prototyping and



Dr. Mark Goorsky
Director

Dr. Mark Goorsky is a UCLA professor, former UCLA Materials Science Chair, and Rayton's resident expert in ion implantation, layer transfer, wafer bonding and material integration. Dr. Goorsky received his Ph.D. in Materials Science and Engineering from MIT and continued his postdoctoral fellowship at the



Dr. James Rosenzweig
Director

Dr. James Rosenzweig is a UCLA professor, former UCLA Physics and Astronomy Department Chair, and a world-renowned researcher in particle beams with over 500 scientific publications. He has been named a Fellow of the American Physical Society and was awarded the International Free-electron Laser Prize. His solar photovoltaic systems. In that position, he was responsible for the development of over 6 megawatts of solar installations. Named to Forbes' "30 under 30" list in 2016, Mr. Yakub is a two-time clean technology entrepreneur. Mr. Yakub's experience spans from UCLA's Particle Beam Physics Lab to NASA's Jet Propulsion Lab. He holds a Bachelor's in Physics from UC Santa Barbara.



experience in prototyping and manufacturing ramp-up. He obtained his M.S. and Ph.D. in Electrical Engineering from the University of Texas at Austin and the University of Virginia.



IBM T.J. Watson Research Center. Dr. Goorsky's expertise in materials science and wafer bonding is incredibly crucial to the development of Rayton's ion-cutting process.



expertise in particle beam physics is extremely valuable to the development of the ion-cutting process and high-current proton implanter.





Jeffrey Scheinrock
Advisor

Jeffrey Scheinrock is a distinguished serial entrepreneur lending his talents to Rayton in its investment stage. Jeffrey is the Assistant Dean and Faculty Director, MBA Applied Management Programs at the UCLA Anderson School of Management.





Michael Curtis
Advisor

Michael, now retired, was the Executive Vice President and third-generation owner of Wilbur Curtis Co., Inc., a 75-year-old foodservice equipment manufacturing company. He was also the Founder, President, and owner of World-Wide Advantage, a global sourcing company, and an executive advisory board member for Prime Advantage, a Group Purchasing Organization focused on improving cost considerations for manufacturers. He was also a strategic advisor with North American Foodservice Equipment Manufacturers (NAFEM) and Food Equipment Manufacturers Association (FEMA). Michael currently is the Chairman of Ten Talents, LLC, an enterprise he founded with his children for investment opportunities in forward-thinking business activities.



Carl Nettleton
Advisor

Carl Nettleton heads Nettleton Strategies, a firm specializing in providing strategic insights and finding solutions to challenging organizational and policy issues involving government, media, business, and neighborhoods. He serves on the national and California advisory councils for Environmental Entrepreneurs (E2), a national, nonpartisan group of business owners, investors, and others who advocate for policies that are good for the economy and good for the environment. Carl also founded OpenOceans Global, an NGO dedicated to solving ocean crises by unifying and empowering global communities. His subject matter expertise includes oceans, all things water, energy, climate, U.S./Mexico border issues, and non-profit management.



Offering Summary

Company : Rayton Solar, Inc.

Corporate Address : 16112 Hart St. , Van Nuys, CA 91406

Offering Minimum : $9,999.99

Offering Maximum : $385,486.86

Minimum Investment Amount (per investor) : $500.94

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 30,303

Maximum Number of Shares Offered : 1,168,142

Price per Share : $0.33

Pre-Money Valuation : $50,876,568.60

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Forward Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks:

Invest within the first 48 hours and receive 20% bonus shares.

Invest within the first week and receive 10% bonus shares.

The 10% Bonus for StartEngine Shareholders

Rayton Solar, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.33 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $33. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Rayton has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Rayton be on the lookout for an email that describes more about the disbursement process.

lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Material Change in Offering

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Rayton offering. Here's an excerpt describing the specifics of the change:

Rayton Solar increased their maximum funding goal and extended their campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Rayton has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Rayton be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Big Announcement

3 months ago

2020 was an unprecedented time for the world; however, we look to 2021 with great optimism as Rayton has made huge progress in 2020 and anticipates hitting more milestones in the upcoming year.

This past June, we completed a $1.07M round with StartEngine. These funds are being used to make payments towards the accelerator and to continue the operations of the company.

Currently, we estimate that we are on track to receive the accelerator equipment by August of 2021. We plan on using the next couple months to secure our Beta Operations site and plan for the accelerator commissioning and initial sample production in Los Angeles.

We've worked relentlessly for years to get to this point, but we're excited to say the timeline looks promising!





GaAs wafers remain as our primary product that we plan to create samples and seek sales contracts for, and we are getting closer to making these samples with our production-grade equipment.

Lastly, we have an ongoing Regulation CF round on StartEngine. If you're interested in investing or re-investing, we encourage you to review our raise page. Your support is instrumental to our success and accelerated timeline, and we look forward to only strengthening our partnership with you.

Rayton on Start Engine

Please share the above link with your friends and family. Again, thank you for your continued interest and backing in Rayton's technology.

Sincerely,

Andrew Yakub
CEO
Rayton

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Rayton has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Rayton be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Material Change in Offering

3 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Rayton offering. Here's an excerpt describing the specifics of the change:

Rayton increased its maximum funding goal and extended its campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

4 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Rayton has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Rayton be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

4 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Rayton has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Rayton be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

END OF UPDATES

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Jonathan M. 1 INVESTMENT 5 days ago
Hello Andrew and thank you for taking the time,

I invested $2500 in October of 2017. The shares were $1.50 I think. I was looking into investing again, but I worry that I am already in the "hole" if that makes sense.

The certificate that was issued to me by Start Engine confirms that mine are still in the $1.50 range per share.

Does this mean that if I invest another $2500 now that I will just have a common share price of around .75 cents a share? Trying to understand how it works and Thank You!

Kasseth A. 8 INVESTMENTS 8 days ago
Any deadline date or closing this round? I need to know. Thx

Stephen D. 2 INVESTMENTS 16 days ago
When does this round end?

Woyengikuro Y. SE OWNER 20 INVESTMENTS a month ago
I am waiting for an email, stating number of shares a 2019 convertible note is now worth for a $500 investment?

Richard A. 14 INVESTMENTS a month ago
Hi Andrew,
If my convertible note from 2019 did convert into shares, could you point me to where to go find the number of shares owned, and for the price of each share paid in a dollar amount? Because right now the information not on the certificate of ownership.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>DISCLAIMER TEXT IN VIDEO:</u>

THE FOLLOWING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND IT'S INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

<u>TRANSCRIPT:</u>

Andrew Yakub: Hi, I'm Andrew Yakub, founder of Rayton. We're a company specializing in innovative hardware that impacts every aspect of your modern life. The computer or phone you're viewing us on, your internet connection and the car you drive, our industry's Rayton will transform. Why is that? Everything you're doing right now involves some kind of semiconductor. Rayton is pushing the limits of production for these materials. We have now found a revolutionary new way of impacting multiple markets. It's an exciting time. We plan to use our technology to create lower cost gallium arsenide wafers for the semiconductor industry as a whole, which can be used in automotive, aerospace, 5G, LED and solar applications. The material we create serves as the foundation for all of these high-tech devices. We would lower the cost of gallium arsenide material, and then sell the wafers to the people who make these devices.

Andrew Yakub: This pivot as a company gives us a path of least resistance and strengthens our market positioning. We believe it is good for business and good for our investors. We are closing in on it as the machine is fully assembled at the manufacturer, Phoenix laboratories.

Andrew Yakub: In terms of IP, Rayton has been awarded two patents. We all have cell phones. Gallium arsenide can play a significant role in the 5G network set the rollout over the coming years. As of right now, there are existing devices, such as VCSEL chips, which enable facial recognition used in our smart phones, like the iPhone 10. These devices rely on gallium arsenide-based materials as the building block.

Andrew Yakub: The future is self-driving cars and solar powered electric cars. Rayton's wafers serve as the building blocks for these kind of technologies. RADAR, LIDAR and sensor chips for self-driving cars are created on gallium arsenide wafers. Vehicle communication will rely on the 5G network made on gallium arsenide material. High-efficient and lightweight solar cells can be created on gallium arsenide wafers, which could be used to charge electric cars. The gallium arsenide wafers are the starting point for growing those devices with MOCVD equipment. These devices have better power management and can handle higher frequency than existing silicon. The reason for the delayed adoption is the initial wafer cost, which Rayton's technology will reduce. We plan to manufacture a gallium arsenide wafer that we could sell for $75 as opposed to the $100 current market price.

Andrew Yakub: Where does Rayton fit into the manufacturing vertical? We would buy gallium arsenide wafers in bulk from producers, such as Freiberger and Sumitomo. We would then conduct our process to lower the cost of the gallium arsenide wafer. We would then be able to sell our engineered gallium arsenide wafers to the foundries, like VPEC and IQE, who grow devices on the wafers. They then sell these devices to the chip makers who turn them into products used in the retail electronics we are all familiar with it.

Andrew Yakub: We have opened up a dialogue and we plan to continue pursuing relationships once we produce sample material in the beta phase. This funding round will lead us into the beta phase of production. We plan to use samples produced in this phase to approach the potential customers who purchased gallium arsenide wafers in bulk, in the hope of building meaningful relationships with them. Phase one is where we automate the process by purchasing off-the-shelf semiconductor equipment that allows us to mass produce our wafers. The ion implanter used in the beta phase will work with this additional equipment to bring us into revenue. Upon successful completion of this phase, we estimate that Rayton could generate approximately $9 million per year in revenue.

Andrew Yakub: Both phase one and phase two can use the same accelerator procured in the beta phase. We need to add on the additional semiconductor processing equipment in order to increase the throughput of the full manufacturing line. By adding this additional equipment, we may be able to increase the maximum throughput attainable for one accelerator to 432,000 wafers per year. This represents approximately $32 billion per year in revenue. Expenditures on the capital equipment could be reduced through the lease or purchase of used equipment at a reduced cost.

Andrew Yakub: I strongly feel that we have made exceptional progress in bringing this technology to fruition. I believe in our team and our plan moving forward. I am all in and committed to this mission. Our technology is positioned to have major impact in many industries. We're getting closer every single day. We have the machine, we have the patents and the process flow. We're making history as one of the first democratically-funded technology companies. I welcome you to join us on continuing this mission.

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:37 PM 10/17/2013
FILED 03:48 PM 10/17/2013
SRV 131208746 - 5417018 FILE

CERTIFICATE OF INCORPORATION
OF
Rayton Solar Inc.

FIRST: The name of the corporation is:
Rayton Solar Inc.

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958-9776, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The purpose of the corporation is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the corporation is authorized to issue is 150,000,000 shares of common stock having a par value of $0.000100 per share.

FIFTH: The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

SIXTH: This corporation shall be perpetual unless otherwise decided by a majority of the Board of Directors.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of Delaware, the board of directors is authorized to amend or repeal the bylaws.

EIGHTH: The corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of Delaware.

NINTH: The incorporator is Richard H. Bell in care of Harvard Business Services, Inc., whose mailing address is 16192 Coastal Highway, Lewes, DE 19958.

TENTH: To the fullest extent permitted by the Delaware General Corporation Law a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

I, Richard H. Bell, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this October 17, 2013

Signed and Attested to by: Richard H. Bell
Harvard Business Services, Inc.
By Richard H. Bell, Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:30 PM 09/06/2016
FILED 03:30 PM 09/06/2016
SR 20165661676 - File Number 5417018

AMENDMENT TO
CERTIFICATE OF INCORPORATION
OF RAYTON SOLAR INC.

The undersigned, Andrew Yakub, hereby certifies that:

1. He is the Chief Executive Officer of Rayton Solar Inc., a Delaware corporation (the "Corporation"), and is duly authorized by the unanimous written consent of the Board of Directors of the Corporation to execute this instrument.

2. This Certificate of Amendment of the Certificate of Incorporation was duly approved by the Corporation's Board of Directors, in accordance with the applicable provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, and duly adopted by written consent of the holders of a majority of the outstanding shares of common stock of the Corporation, in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

3. Article FOURTH of the Certificate of Incorporation is hereby amended to read in full as follows:

"The total number of shares of stock which the corporation is authorized to issue is 200,000,000 shares of common stock having a par value of $0.0001 per share."

4. This Certificate of Amendment is effective immediately upon filing.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be executed this 30th day of August 2016.

RAYTON SOLAR INC.

By: ______________________
Andrew Yakub
Chief Executive Officer



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